Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners

James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

December 13, 2024

Re:	Chagee Holdings Limited (CIK: 0002013649) Responses to the Staff’s Comments on the Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted August 29, 2024

Confidential

Stephen Kim

Suying Li

Rebekah Reed

Lilyanna Peyser

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Chagee Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting the Company’s responses to the comments contained in the Staff’s letter dated September 12, 2024 on the Company’s Amendment No. 4 Draft Registration Statement on Form F-1 confidentially submitted on August 29, 2024 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 5 to the Draft Registration Statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms not defined herein shall have the meaning given to them in the Revised Draft Registration Statement.

Along with this submission, the Company also included its unaudited consolidated financial statements for the nine months ended September 30, 2023 and 2024 and as of September 30, 2024 in the Revised Draft Registration Statement.

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Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Amendment No. 4 to Draft Registration Statement on Form F-1 submitted August 29, 2024

Related Party Transactions

Other Related Party Transactions, page 155

1.	Please revise to disclose the amount due from related parties as of June 30, 2024.

The Company respectfully advises the Staff that, the financial information has been updated to September 30, 2024. The Company has considered the Staff’s comment and disclosed the amount due from related parties as of September 30, 2024 on the [page 155] of the Revised Draft Registration Statement.

Notes to the Consolidated Financial Statements

16. Share Based Compensation Expenses

Fair Value of Employee Share Options, page F-35

2.	The assumptions utilized to calculate the estimated fair value of options granted in 2023 in the tabular disclosure on page F-36 do not agree with those on page 98. Please tell us why the assumptions utilized for the options granted in the same year do not agree, or revise. In addition, tell us whether share based compensation expense for 2023 was calculated using the estimated fair value as disclosed on page F-36 (RMB 7.64), or on page 98 (RMB 9.78).

In response to the Staff’s comment, the Company has revised the disclosure on the page F-36 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that the share based compensation expense for 2023 was calculated using the estimate fair value of RMB9.78. Accordingly, the Company has revised the disclosure on the page F-37 of the Revised Draft Registration Statement.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

14. Net Revenues, page F-63

3.	You describe the increase in contract liabilities in 2024 due to payments received in advance for supply chain goods and franchise related service fee as a decrease in the tabular disclosure. Please revise.

The Company respectfully advises the Staff that the financial information has been updated to September 30, 2024. The Company has considered the Staff’s comment, and made appropriate disclosure in the tabular for September 30, 2024 of the Revised Draft Registration Statement.

16. Share Based Compensation Expenses

Adoption of Public Company Share Incentive Plan, page F-66

We note your modification of share based compensation in 2024. Please revise to disclose the number of grantees affected and the total (or lack of) incremental compensation cost resulting from the modification. Refer to ASC 718-10-50-2(h)(2).

In response to the Staff’s comment, the Company has revised the disclosure on the page F-66 of the Revised Draft Registration Statement.

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December 13, 2024	2

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) and Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:           Mr. Junjie Zhang, Chief Executive Officer

Chagee Holdings Limited

Ms. Shuang Zhao, Partner

Cleary Gottlieb Steen & Hamilton LLP

Mr. Allen Lu, Partner

KPMG Huazhen LLP

December 13, 2024	3